VIA EDGAR AND E-MAIL

July 27, 2020

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Renewable Partners L.P.

Registration Statement on Form F-3

File No. 333-237996

To Whom It May Concern:

Brookfield Renewable Partners L.P. (the “Partnership”) hereby respectfully requests withdrawal of its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated July 23, 2020. The Partnership will request acceleration of effectiveness for the above-referenced Registration Statement as of a different effective date by separate letter.

If you have questions or comments regarding this request, please call Mile Kurta (212-880-6363) at Torys LLP, legal counsel to the Partnership.

Sincerely,

BROOKFIELD RENEWABLE PARTNERS L.P.,

by its general partner, BROOKFIELD RENEWABLE

PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary